OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-18908
CUSIP NUMBER 45665B106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INFOCUS CORPORATION
Full Name of Registrant

Former Name if Applicable

27700B SW Parkway Avenue
Address of Principal Executive Office (Street and Number)

Wilsonville, Oregon 97070
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is delaying the filing of its Quarterly Report on Form 10-Q to allow for the completion of internal investigations initiated by the Company’s Audit Committee and completion of related audit procedures by the Company’s registered independent auditors, KPMG LLP.

In July 2005, the Company announced that it had self disclosed infractions of U.S. export law to the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) related to shipments into restricted countries by one of its foreign subsidiaries.  The Company subsequently reported infractions to the Bureau of Industry and Security (“BIS”) related to the same subject matter.  The matter was referred to the Audit Committee of the Company’s Board of Directors to commence an independent investigation. The Audit Committee engaged independent counsel in August 2005 to assist with this process.  The Company recently completed this investigation and provided details of its findings to OFAC and BIS. Based on preliminary results of the investigation, and subject to agreement by OFAC and BIS with the Company’s findings and conclusions, the Company believes its ultimate liability may be substantially less than the $1.6 million accrued as of December 31, 2005.  Any adjustment necessary to the original accrual will be recorded once OFAC and BIS have concluded their reviews and this matter is finally resolved.

In February 2006, as part of the document review related to the OFAC investigation, written communications were reviewed that raised potential concerns regarding the effectiveness of the Company’s financial controls and policies regarding revenue recognition, including the appropriateness of revenue recognition related to levels of channel inventory at the end of reporting periods. This information was immediately referred to the Audit Committee. After consultation with the Company’s registered independent auditors, the Audit Committee commenced an internal investigation in mid-February 2006 concerning this matter and engaged independent counsel to assist with this process.

In January 2006, the Company’s senior management received an unsubstantiated anonymous communication alleging that certain persons employed by the Company’s Chinese subsidiary had engaged in improper business practices. The Company’s initial investigation related to this communication did not reveal any basis for the allegations, but in accordance with Company policies, the matter was referred to the Audit Committee. After consultation with the Company’s registered independent auditors, the Audit Committee commenced an internal investigation in mid-February 2006 concerning this matter and engaged independent counsel to assist with this process.

In March 2006, we delayed the filing of our 2005 annual report on Form 10-K with the SEC to allow for the completion of the internal investigations and related audit procedures described above.  In mid-April 2006, we participated in an oral hearing with a Nasdaq listing qualifications panel in which the plan was presented for achieving compliance with the filing requirements for both our 2005 Form 10-K and the Form 10-Q for the first quarter of 2006. On April 26, 2006, we received notice that the panel determined to continue the listing of our shares on the Nasdaq National Market, subject to certain conditions, including the filing of our 2005 Form 10-K on or before July 7, 2006 and the filing of the Form 10-Q for the first quarter of 2006 on or before July 17, 2006.

The Company is not yet able to predict the outcome of the foregoing investigations or to evaluate the materiality, individually or in the aggregate, of any items that may require a change in treatment. At this time, the Company is unable to determine whether any financial statement adjustments will be required with respect to previously issued financial statements. In addition, upon the completion of the investigations, the Company will review its required assessment of the Company’s internal controls over financial reporting and determine whether there has been any material weakness in the Company’s internal controls.  The Company will strive to file its 2005 Annual Report on Form 10-K and its Quarterly Report for the first quarter of 2006 as soon as practicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Roger Rowe	(503)	685-8888
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

With respect to the Company’s first quarter 2006 financial results as compared to the first quarter of 2005, and subject to any adjustments that may result from the investigations referred to in Part III, the Company reported the following financial results in its current report on Form 8-K, filed with the Commission on May 2, 2006:

On revenues of $112.0 million for the first quarter of 2006, the Company posted a net loss of $16.4 million, or $0.41 per share, compared to a net loss of $14.0 million, or $0.35 per share for the first quarter of 2005.

Included in the first quarter 2006 financial results was a restructuring charge of $1.1 million, non-cash stock-based compensation expense of $0.3 million as a result of implementing the new stock option expensing accounting standard, and a non-cash other expense of $7.5 million as a result of recording an impairment of investments in two start-up technology companies. In total, these items accounted for $8.9 million, or $0.22 per share, of the net loss recorded for the first quarter of 2006.

The Company also reported total cash and marketable securities as of March 31, 2006 of $78.2 million with no debt outstanding, up $2.7 million from the end of the first quarter of 2005. In addition, total inventories at the end of the first quarter were $49.9 million, down over $77 million from the end of the first quarter of 2005.

The Company is unable at this time to make a reasonable estimate of the effects of the matters that remain under investigation on the expected results stated above.

The foregoing statements of expectation and intent are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may be materially higher or lower than the expected results based upon the uncertainties associated with the outcome of the independent investigations described in this report.

INFOCUS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By	/s/ Roger Rowe
Roger Rowe Vice President Finance, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).